Exhibit 99.1

ASX Market Announcement

Section 708A(5)(e) Notification

Melbourne – 23 April 2020: Genetic Technologies Limited ACN 009 212 328 (ASX: GTG) ("Genetic Technologies" or "the Company"), refers to the issue of 433,501,200 ordinary shares in the Company on 22 April 2020.

The Corporations Act 2001 (the Act) restricts the on-sale of securities issued without disclosure, unless the sale is exempt under Section 708 or 708A of the Act. By the Company giving this notice, sale of securities noted above will fall within the exemption in Section 708A (5) of the Act.

In accordance with section 708A (6) of the Act, the following information is provided:

a)	this notice is given within 5 business days after the day of the issue;

b)	the issue is without disclosure to investors under Part 6D.2 of the Act;

c)	this notice is given under section 708A(5)(e) of the Act;

d)	as at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company and section 674 of the Act; and

e)	as at the date of this notice, there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

Justyn Stedwell

Company Secretary

On behalf of the Board of Directors

Genetic Technologies Limited

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000